UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 25 April, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 25 April, 2016

ING Groep AGM adopts 2015 Annual Accounts

The Annual General Meeting (AGM) of ING Groep N.V. adopted the 2015 Annual Accounts today and declared a total dividend for 2015 of EUR 0.65 per (depositary receipt for an) ordinary share. Taking into account the interim dividend of EUR 0.24 paid in August 2015, the final dividend amounts to EUR 0.41 per share, to be paid fully in cash. ING's shares will be quoted ex-dividend on Euronext Amsterdam as of 27 April 2016 and the final dividend will be made payable on 4 May 2016. For holders of American Depositary Receipts (ADR), the final dividend will be made payable on 11 May.

The AGM also adopted the amendment of ING's Articles of Association to reflect proposed changes to ING's corporate governance, including the abolishment of the depositary receipt structure via Stichting ING Aandelen (ING Trust Office) as announced on 10 March 2016. In the coming months, ING and the ING Trust Office will take the necessary steps to arrange this exchange. Holders of Depositary Receipts will automatically (and without any cost) be provided with one ordinary share for each depositary receipt. Practical details on the exchange process will be made available onwww.ing.com. For the avoidance of doubt, ING's American Depositary Receipts (ADR's) which are traded on the New York Stock Exchange, will stay in place and will automatically link to the underlying ordinary shares. The AGM also adopted the amendment of ING's Articles of Association related to the European Bank Recovery and Resolution Directive.

The AGM reappointed Wilfred Nagel as CRO to the Executive Board of ING. In addition, the AGM appointed Ann Sherry as member of the Supervisory Board of ING. As announced on 10 March 2016, Joost Kuiper decided to resign from the Supervisory Board of ING for health reasons.

After the AGM, the Supervisory Board of ING consists of:

Jeroen van der Veer, Chairman	Hermann-Josef Lamberti
Eric Boyer de la Giroday	Isabel Martín Castellá
Henk Breukink	Robert Reibestein
Mariana Gheorghe	Ann Sherry

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailinginfo@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations, (10) changes in the policies of governments and/or regulatory authorities, (11) conclusions with regard to purchase accounting assumptions and methodologies, (12) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (13) changes in credit ratings, (14) ING's ability to achieve projected operational synergies and (15) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

PDF version of press release: http://hugin.info/130668/R/2006361/741315.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 25 April, 2016